CUNA Brokerage Services, Inc.

(SEC I.D. No. 8-30027)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2017 and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30027

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CUNA Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Heritage Way
(No. and Street)

Waverly   IA   50677
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kacey M. Helt   608-665-6027
                                             (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 E. Wells Street   Milwaukee   WI   53202
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Jenny Brock, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of CUNA Brokerage Services, Inc. (the "Company") as of December 31, 2017 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jenny Brock

Signature

Financial Operations Principal

Title

R KOCH NOTARY PUBLIC STATE OF WISCONSIN

Subscribed and sworn to before me this 21st day of February, 2018.

R Koch

Notary Public

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (Filed Separately).
( )	(n)	Exemption Report Persuant to Rule 15c3-3 and Report of Independent Registered Public Accounting Firm theron. (Filed Separately).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
555 East Wells Street
Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
CUNA Brokerage Services, Inc.
Waverly, Iowa

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CUNA Brokerage Services, Inc. (the "Company") a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is wholly owned by CMFG Life Insurance Company, which is wholly-owned by CUNA Mutual Financial Group, Inc., which is wholly owned by CUNA Mutual Holding Company as of December 31, 2017, and the related statements of income (loss), cash flows, changes in shareholders' equity, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 21, 2018

We have served as the Company's auditor since 2004.

CUNA Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	11,086,683
Accrued investment income		148,815
Receivable for commissions		4,849,661
Receivable for commissions - affiliate		2,814,974
Receivables - other		939,771
Federal income taxes recoverable from affiliate		393,641
State income tax recoverable from affiliate		3,267
Debt securities, at fair value		20,423,321
Deposits with clearing organizations		105,000
Other assets		1,062,476
Total assets	$	41,827,609

Liabilities and Stockholder's Equity

Liabilities

Commissions and accounts payable to affiliates	$	15,341,667
Commissions and accounts payable - other		4,314,091
Deferred tax liability		73,977
Other liabilities		339,840
Total liabilities		20,069,575

Stockholder's equity

Common stock--no par value with a $300 stated value;		
2,000 shares authorized; 765 issued and outstanding		229,500
Additional paid in capital		27,000,000
Accumulated (deficit)		(5,471,466)
Total stockholder's equity		21,758,034
Total liabilities and stockholder's equity	$	41,827,609

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Income (Loss)
Year Ended December 31, 2017

Revenues		
Brokered commissions	$	109,955,159
Fees		21,785,077
Wholesaling commissions		604,172
Total commissions and fees		132,344,408
Net investment income		629,691
Net unrealized investment gains		114,302
Other		2,003,584
Total revenues		135,091,985
Expenses		
Commissions, compensation and benefits		124,160,495
Administrative expenses		15,526,639
Clearing transaction fees		805,378
Total expenses		140,492,512
Loss before income taxes		(5,400,527)
Income tax benefit		(1,932,864)
Net loss	$	(3,467,663)

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Common stock		Additional	Retained Earnings (Accumulated	Total Stockholder's
	Shares	Amount	paid in capital	Deficit)	Equity
Balance at January 1, 2017	765	$ 229,500	$ 23,000,000	$ (2,003,803)	$ 21,225,697
Net loss	-	-	-	(3,467,663)	(3,467,663)
Capital contribution from parent	-	-	4,000,000	-	4,000,000
Balance at December 31, 2017	765	$ 229,500	$ 27,000,000	$ (5,471,466)	$ 21,758,034

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(3,467,663)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net unrealized investment gains		(114,302)
Amortization of bond premium and discount		27,455
Deferred income tax expense		20,028
Changes in assets and liabilities:		
Accrued investment income		(58)
Receivable for commissions		(1,168,008)
Receivable for commissions - affiliate		3,362,374
Receivables - other		1,206,480
Other assets		33,406
Commissions and accounts payable to affiliates		(3,854,360)
Commissions and accounts payable - other		448,909
Deferred income		(40,329)
Federal income taxes recoverable from affiliate		174,032
State income tax recoverable from affiliate		34,775
Other liabilities		38,041
Net cash used by operating activities		(3,299,220)
Cash flows from financing activities:		
Capital contribution from parent		4,000,000
Net cash provided by financing activities		4,000,000
Net increase in cash and cash equivalents		700,780
Cash and cash equivalents, beginning of year		10,385,903
Cash and cash equivalents, end of year	$	11,086,683
Supplemental disclosure of cash flow information:		
Cash (received) during the year for income taxes	$	(2,138,656)

See accompanying notes to financial statements.

Note 1: Organization and Description of Business

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is wholly-owned by CMFG Life Insurance Company ("CMFG Life"). CMFG Life is a life insurance company organized under the laws of Iowa for the primary purpose of serving the insurance needs of credit unions and their members. The Company's ultimate parent is CUNA Mutual Holding Company ("CMHC"), a mutual insurance holding company organized under the laws of Iowa.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisors Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company markets mutual funds, unit investment trusts, variable annuities, single premium deferred annuities, flexible premium deferred variable annuities, flexible premium variable life insurance, individual bonds and stocks, public limited partnerships and financial planning services primarily to credit union members. Some of the aforementioned product offerings are products managed by affiliates of the Company. The Company is an introducing broker. As such, the Company accepts customer orders but does not hold customers' funds or investments. Rather, the Company arranges for other brokers to clear the transactions on behalf of the customer.

As discussed in Note 7, CMFG Life and its affiliates provide substantially all of the services required in the conduct of the Company's operations. The results of the Company's operations may have materially differed from the results reflected in the accompanying financial statements if the Company did not have these relationships.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include unrestricted deposits in financial institutions and money market mutual funds.

Receivables for Commissions and Commissions and Accounts Payable—Receivables primarily represent an estimate of trailing commissions due to the Company from mutual fund families and insurance carriers based on a percentage of the customers' assets under management and commissions (including from affiliates) due for the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives, both affiliated and unaffiliated, in connection with such estimated trailing commissions and sales.

Receivables - Other—Primarily includes receivables for marketing support fees, fee revenue and amounts owed from a clearing firm.

Debt Securities—Investments in debt securities are carried at fair value with unrealized holding gains and losses included in net income. Realized gains and losses on the sale of investments are determined on a specific identification basis and are recorded on the trade date.

Other Assets—Other assets mainly consist of advance payments related to agreements with various credit unions to exchange up-front payments for marketing and administrative support of CBSI's brokerage program, and exclusive rights to the brokerage relationship. The advance payments are amortized over the

life of the agreements, which typically range from two to five years. Other assets also includes general prepaid fees and expenses.

Brokered Commission Revenue—Brokered commission revenue relates to customers' transactions in mutual fund and insurance products, some of which are products of CMFG Life and MEMBERS Life Insurance Company ("MLIC"), a wholly owned subsidiary of CMIC. The Company primarily generates two types of commission revenue: front-end sales commission that is recognized as revenue on a trade-date basis, as well as trailing commission which is recognized as revenue when earned based on a percentage of the customers' assets under management.

Fee Revenue—Fee revenue mainly consists of managed account program fees for advisory services and 12b-1 fees (distribution fees). Managed account fees are based on a percentage of assets under management and are recognized ratably over the quarter. Payments for 12b-1 fees are based on assets under management and are recorded as revenue when earned on an accrual basis.

Wholesaling Commission Revenue—Wholesaling commission revenue consists of wholesaling commissions and marketing support fees. Wholesaling commissions are received from an unaffiliated insurer for assisting in marketing to retail brokers and insurance agencies on behalf of the insurer. These commissions are based on a percentage of deposits and are recognized as revenue when earned. Marketing support fees are based on sales or assets under management and an estimate of the earned amount is recognized as revenue on a monthly basis.

Commission Expense—Commission expense is related to customers' transactions in mutual fund and insurance products, some of which are products of CMFG Life and MLIC. Commission expense is recognized as expense when incurred and is included in commissions, compensation and benefits in the statement of income (loss).

Clearing Transaction Fees—Certain securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Clearing agent fees are recognized as an expense when incurred.

Income Taxes—The Company records income taxes in accordance with Accounting Standards Codification Topic No. 740, *Income Taxes*. The Company recognizes deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured by applying the enacted tax rates to the difference between the financial statement and tax basis of assets and liabilities. The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the asset will not be realized.

For federal income taxes, the Company records current tax benefits and deferred tax assets utilizing a benefits-for-loss approach. Under this approach, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable by the consolidated group of which the Company is a member even if the benefits would not be realized on a stand-alone basis. The Company records a valuation allowance for federal deferred tax assets if it determines it is more likely than not that the asset will not be realized by the consolidated group. For state income taxes, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable as determined on a stand-alone basis.

As a result of the comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"), which was enacted by the U.S. federal government on December 22, 2017, the Company remeasured its deferred tax assets and liabilities. The impact of the remeasurement and further discussion on the Tax Act are disclosed in the Tax Reform section of Note 5, Income Tax.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include investment valuations, receivables for trailing commissions, other revenue and other liabilities. Actual results could differ from those estimates.

Recently Adopted Accounting Standard Updates

In March 2017, the FASB issued ASU No. 2017-08, *Premium Amortization on Purchased Callable Debt Securities* ("ASU 2017-08"), with an effective date in 2019 for public business entities and 2020 for others. The ASU shortens the amortization period for callable debt securities purchased at a premium to the earliest call date. The Company early adopted ASU 2017-08 in 2017; the new guidance did not have a material impact on the financial statements.

Accounting Standards Updates Pending Adoption

In May 2014, the FASB issued a comprehensive new revenue recognition standard, ASU No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The FASB issued subsequent amendments to ASU 2014-09 to provide additional examples and clarify certain points; these amendments are effective concurrently with ASU 2014-09. The new standard will supersede nearly all existing revenue recognition guidance by establishing a five step, principles-based process; however, it will not impact the accounting for insurance contracts, leases, financial instruments, and guarantees. For those contracts that are impacted by the new guidance, ASU 2014-09 will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services; accounting for acquisition and fulfillment costs is also modified by ASU 2014-09. The Company will adopt the new guidance on January 1, 2018. Adoption of ASU 2014-09 will not impact the Company's accounting practices for revenue recognition or related expenses.

In January 2016, the FASB issued ASU No. 2016-01, *Recognition and Measurement of Financial Assets and Liabilities* ("ASU 2016-01"), effective in 2018. Among other provisions, the new standard will require available-for-sale equity investments to be measured at fair value, with changes in fair value recognized in net income rather than the current presentation in other comprehensive income (loss) ("OCI"). The Company will adopt the new guidance on January 1, 2018. Adoption of ASU 2016-01 will not have a material impact on the financial statements or notes to financial statements.

Note 3: Investments

The amortized cost and estimated fair values of debt securities at December 31, 2017 are as follows:

		Amortized Cost		Estimated Fair Value
Domestic corporate securities	$	17,112,232	$	17,345,178
Foreign corporate securities		3,043,661		3,078,143
Total debt securities	$	20,155,893	$	20,423,321

The amortized cost and estimated fair values of investments in debt securities at December 31, 2017, by contractual maturity, are as follows:

	Amortized Cost	Estimated Fair Value
Due after one year through five years	$ 8,994,565	$ 9,059,063
Due after five years through ten years	11,161,328	11,364,258
Total debt securities	$ 20,155,893	$ 20,423,321

Note 4: Fair Value

The Company uses fair value measurements to record the fair value of certain assets.

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value of assets into three broad levels. The Company has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, as follows:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.

- Level 2: All significant inputs are observable, either directly or indirectly, other than quoted prices included in Level 1, for the asset. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3: One or more significant inputs are unobservable and reflect the Company's estimates of the assumptions that market participants would use in pricing the asset, including assumptions about risk.

For purposes of determining the fair value of the Company's assets, observable inputs are those inputs used by market participants in valuing financial instruments, which are developed based on market data obtained from independent sources. In the absence of sufficient observable inputs, unobservable inputs, reflecting the Company's estimates of the assumptions market participants would use in valuing financial assets, are developed based on the best information available in the circumstances. The Company uses prices and inputs that are current as of the measurement date. In some instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy requires the use of market observable information when available for measuring fair value. The availability of observable inputs varies by investment. In situations where the fair value is based on inputs that are unobservable in the market or on inputs from inactive markets, the determination of fair value

requires more judgment and is subject to the risk of variability. The degree of judgment exercised by the Company in determining fair value is typically greatest for investments categorized in Level 3. Transfers in and out of level categorizations are reported as having occurred at the end of the quarter in which the transfer occurred.

Valuation Process

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance on the overall reasonableness and consistent application of valuation methodologies and inputs and compliance with accounting standards through the execution of various processes and controls designed to provide assurance that the Company's assets are appropriately valued.

The Company has policies and guidelines that require the establishment of valuation methodologies and consistent application of such methodologies. These policies and guidelines govern the use of inputs and price source hierarchies and provide controls around the valuation processes. These controls include appropriate review and analysis of prices against market activity or indicators of reasonableness, approval of price source changes, price overrides, methodology changes and classification of fair value hierarchy levels. The valuation policies and guidelines are reviewed and updated as appropriate.

Transfers Between Levels

There were no transfers between levels during the year ended December 31, 2017.

Fair Value Measurement – Recurring Basis

The following table summarizes the Company's assets that are measured at fair value on a recurring basis as of December 31, 2017.

Assets, at Fair Value		Level 1		Level 2		Level 3		Total
Cash equivalents[1]	$	8,091,960	$	-	$	-	$	8,091,960
Debt securities								
Domestic corporate securities		-		17,345,178		-		17,345,178
Foreign corporate securities		-		3,078,143		-		3,078,143
Total debt securities		-		20,423,321		-		20,423,321
Total assets	$	8,091,960	$	20,423,321	$	-	$	28,515,281

[1]Excludes cash of $2,994,723 that is not subject to fair value accounting.

Determination of Fair Values

The Company determines the estimated fair value of its investments using primarily the market approach and the income approach. The use of quoted prices and matrix pricing or similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach.

A summary of valuation techniques for classes of financial assets by fair value hierarchy level are as follows:

Level 1 Measurements

Cash equivalents: Consists of money market funds; valuation is based on the closing price as of the measurement date.

Level 2 Measurements

Domestic corporate securities: Valued based on observable inputs such as the U.S. Treasury yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Foreign corporate securities: Valued based on observable inputs such as the applicable, country-specific market yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Fair Value Measurements for Financial Instruments Not Reported at Fair Value

Cash: The carrying amount of $2,994,723 approximates its fair value due to its short term nature.

Note 5: Income Taxes

The Company is included in the consolidated federal income tax return filed by CMHC, the Company's ultimate parent. The Company has entered into a tax sharing agreement with CMHC and its subsidiaries. The agreement provides for the allocation of tax expense based on each subsidiary's contribution to the consolidated federal income tax liability. Pursuant to the agreement, subsidiaries that have incurred losses are reimbursed regardless of the utilization of the loss in the current year.

Income tax benefit for the year ended December 31, 2017 is as follows:

		2017
Current tax expense (benefit):		
Federal	$	(1,964,624)
State		11,732
Total current income tax (benefit)		(1,952,892)
Deferred income tax expense:		
Federal		69,346
Adjustment of deferred tax assets and liabilities for enacted rate change		(49,318)
Total deferred income tax expense		20,028
Total income tax (benefit)	$	(1,932,864)

Income tax benefit differs from the amount computed by applying the U.S. federal corporate income tax rate of 35% to loss before income taxes for the year ended December 31, 2017 due to the items listed in the following reconciliation:

		2017
Tax expense (benefit) computed at federal corporate tax rate	$	(1,890,184)
Meals and entertainment		5,685
Adjustment of deferred tax liability for enacted rate change		(49,318)
State income taxes (net of federal benefit)		7,626
Federal income tax related to prior years		(5,990)
Other		(683)
Total income tax benefit	$	(1,932,864)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2017 are as follows:

		2017
Deferred tax assets		
State loss carryforwards	$	1,182,623
Deferred income		18,890
General expense accrual		59,553
Gross deferred tax assets		1,261,066
Less: Valuation allowance for state deferred tax assets		(1,170,267)
Net deferred tax assets		90,799
Deferred tax liabilities		
Investments		76,098
Prepaid expenses		88,678
Gross deferred tax liabilities		164,776
Net deferred tax (liability)	$	(73,977)

The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the assets will not be realized. As of December 31, 2017, the Company recorded a valuation allowance of $1,170,267 against its net state deferred tax assets including deferred tax assets related to state net operating loss carryforwards. Under the benefits-for-loss approach, a valuation allowance has not been recorded against the Company's federal deferred tax assets as they are expected to be realized by the consolidated group. The valuation allowance increased $354,635 in 2017 primarily due to additional state operating losses incurred in 2017 resulting in a cumulative loss position over recent years.

As of December 31, 2017, the Company had state operating loss carryforwards of $19,330,936 with a related tax benefit of $1,182,623. These carryforwards expire in various years through 2037. The Company did not have any federal capital loss, operating loss or credit carryforwards.

The Company has determined that no material uncertain tax positions exist as of December 31, 2017. As a result, the Company has not recorded any liabilities for unrecognized tax benefits as of December 31, 2017. Management does not anticipate a material change to the Company's uncertain tax positions during 2018. It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes. For the major jurisdictions where it operates, the Company is generally no longer subject to income tax examination by tax authorities for the years ended before 2013. Amended refund claims are expected to be filed for tax years 2010 and 2012 in early 2018, which will be subject to examination as part of the Joint Committee on Taxation approval process.

Tax Reform

The Tax Act makes changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate to 21% effective January 1, 2018; (2) limiting the deductible interest expense; and (3) limiting the deductibility of certain executive compensation.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of US GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. The Company has completed its initial evaluation of the impacts of the Tax Act and has recorded a net tax benefit of $49,318 for the period ending December 31, 2017. This net benefit is due to the remeasurement of deferred tax assets and liabilities.

Management believes it has made the appropriate adjustments for the impacts of the Tax Act at December 31, 2017. As a result of the subjective nature of these adjustments, however, additional adjustments may subsequently be determined to be necessary as clarification of the law and accounting guidance emerges. Additional adjustments will be recorded as appropriate and as determined by the Company's continued evaluation of the Tax Act. In light of the variables involved, such additional adjustments could be material.

Note 6: Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2017, the Company had net capital under Rule 15c3-1 of $15,900,396 which was $14,562,424 in excess of its required net capital of $1,337,972 and the Company's ratio of aggregate indebtedness to net capital, as defined, was 1.26 to 1.

The Company has entered into a written agreement with its clearing firm, which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the

Company held by the clearing firm. Consequently, $100,000 held on deposit at the clearing firm is treated as an allowable asset for purposes of the Company's net capital computation.

Note 7: Related Party Transactions

CMFG Life provides services to CBSI as defined in an expense sharing agreement and charges CBSI for the cost of such services. CMFG Life pays commissions and compensation expenses on behalf of CBSI, for which CBSI reimburses CMFG Life. The agreement covers expenses related to sales and marketing, administrative, operations and other support and infrastructure costs. Total expenses related to CBSI for services provided by CMFG Life for the year ended December 31, 2017 were reported as follows on the accompanying statement of income (loss).

		2017
Commissions and compensation to affiliates	$	124,002,225
Administrative expenses		14,347,798
Total related-party expenses	$	138,350,023

Accounts receivable from affiliates were netted against commissions and accounts payable to affiliates, when a right of offset exists.

Commissions and other compensation expenses, which are paid by CMFG Life on behalf of CBSI in accordance with the expense sharing agreement, includes compensation expense and benefits and other related expenses.

Commission income received by the Company from CMFG Life and MLIC for brokering proprietary products of CMFG Life and MLIC is included within brokered commissions on the statement of income (loss), and was $2,864,603 and $29,113,976, respectively, for the year ended December 31, 2017.

The Company hires MEMBERS Capital Advisors, Inc. ("MCA") a subsidiary of CMIC, as its investment advisor. The Company recorded MCA investment management fees totaling $39,526 in 2017. These fees are included within net investment income on the statement of income (loss).

The Company received paid in capital of $4,000,000 from CMIC in 2017.

Related party balances are generally settled monthly.

Note 8: Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Credit Risk—As an introducing broker, the Company accepts customer orders and arranges for other independent licensed brokers to clear the orders on a fully disclosed basis. As a result, the Company does not hold customer funds or securities.

Under the terms of the Company's agreements with its clearing agents, the Company has agreed to indemnify the independent licensed brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing information it

receives from its clearing agent on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

At December 31, 2017, the Company has recorded a liability of $9,593 to cover deficit balances of customers who were introduced to the Company's clearing agent, in the event such customers are unable to satisfy their obligations. This balance is included in other liabilities. The Company believes that the likelihood that it will be required to make additional payments under this agreement is remote; therefore no additional contingent liability is recorded in the statement of financial condition.

Regulatory Matters—In the normal course of business, the Company may discuss matters raised during routine examinations or other inquiries with its regulators. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

Pending Litigation—The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial condition, results of operations or cash flows of the Company.

Note 9: Deferred Income

CBSI previously brokered an institutional variable universal life product for an unrelated carrier. While the Company generally records front-end sales commissions as revenue on a trade-date basis, commissions received associated with this carrier and product were deferred until the expiration of the underlying chargeback period. For this carrier, brokered commissions revenue of $79 has been deferred in anticipation of additional chargebacks and has been included within other liabilities in the statement of financial condition as of December 31, 2017. The Company recognized $40,329 of revenue in 2017 that had previously been deferred.

Note 10: Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued. During this period, there were no significant subsequent events that required adjustment to or disclosure in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

CUNA Brokerage Services, Inc.
Supplemental Schedule of Computation of Net Capital
For Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2017

Stockholder's equity	$	21,758,034
Deductions:		
Nonallowable assets		4,426,759
Haircut on securities		1,430,879
Net capital		15,900,396
Amounts included in total liabilities which represent aggregate indebtedness:		
Commissions and accounts payable to affiliates		15,341,667
Commissions and accounts payable - other		4,323,684
Deferred tax liability		73,977
Other liabilities		330,247
Total aggregate indebtedness		20,069,575
Capital requirement:		
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)		1,337,972
Net capital in excess of requirement	$	14,562,424
Ratio of aggregate indebtedness to net capital		1.26 to 1

There is no difference between the net capital reported above and that reported in the Company's Part IIA (Unaudited) FOCUS Report filed on January 25, 2018.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Reserve Requirements

For Brokers and Dealers Pursuant to Rule 15c3-3

Under the Securities Exchange Act of 1934

Year Ended December 31, 2017

The Company claims an exemption from the computation of reserve requirements, according to the provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii).